UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2026

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	2026 Interim Results dated 06 August 2026, prepared by WPP plc.

6 August 2026

2026 Interim Results

H1 performance in line with expectations; Elevate28 “Stabilise” phase on track; continue to expect improving LFL trajectory in H2

Key figures (£ million)	H1 2026	+/(-) % reported1	+/(-) % LFL2	H1 2025
Revenue	6,373	(4.4)	(3.2)	6,663
Revenue less pass-through costs3	4,745	(5.6)	(4.7)	5,026
Reported:
Operating profit	261	18.1		221
Operating profit margin (%)4	4.1	0.8pt		3.3
Diluted EPS (p)	1.7	(57.5)		4.0
Dividends per share (p)	7.5	—		7.5
Headline3:
Operating profit	398	(3.4)	(2.7)	412
Operating profit margin (%)4	8.4	0.2pt	0.2pt	8.2
Diluted EPS (p)	15.1	(24.5)		20.0
Cashflow and balance sheet5:
Adjusted operating cash flow pre WC3,6	309	(14.9)		363
Net cash outflow from operating activities	(660)	(36.3)		(1,036)
Adjusted net debt	2,935	(10.0)		3,261
Average adjusted net debt	3,304	(2.3)		3,383
1 Percentage change in reported sterling.
2 Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year.
3 In this press release, not all of the figures and ratios used are readily available from the unaudited results included in Appendix 1. Management believes these non-GAAP measures, including constant currency and like-for-like, revenue less pass-through costs and headline profit measures, are both useful and necessary to better understand the Group’s results. Details of how these have been arrived at are shown in Appendix 4.
4 Headline operating profit margin is calculated as headline operating profit divided by revenue less pass-through costs and reported operating profit margin is calculated as reported operating profit divided by revenue, with the % change expressed in margin points.
5 The Group adopted the IFRS 9 amendments effective 1 January 2026. This increased cash and cash equivalents and reduced adjusted net debt by £180m as at 1 January 2026. As at 30 June 2026, the impact of the amendments was that cash and cash equivalents were higher and adjusted net debt was lower by £125m. Furthermore, the 12-month rolling average adjusted net debt as at 30 June 2026 was £114m lower, calculated by applying the amendments for the period 1 July 2025 to 30 June 2026.
6 Adjusted operating cash flow before working capital, as reconciled in Appendix 4.

H1 revenue of £6,373m was down 4.4% on a reported basis and down 3.2% like-for-like (LFL), while revenue less pass-through costs of £4,745m decreased 4.7% LFL. Q2 revenue less pass-through costs of £2,485m was down 2.3% on a reported basis and 2.8% LFL. Performance in the quarter benefited particularly from an improvement in trend at WPP Media compared to the first quarter, as well as the impact of easing comparisons. H1 reported operating profit margin was 4.1% and headline operating profit margin was 8.4%, representing a LFL increase of 0.2pt, helped by lower headline severance YoY and cost savings. We continue to expect an improving LFL growth trajectory in the second half, with LFL revenue less pass-through costs overall down low to mid-single digits in H2, and expect FY headline operating margin to be in the range of 12% to 13%.

Conference call at 9.00am BST/4.00am EDT:

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Dial-in details: For teleconference details please pre-register before the call at this link
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Webcast: Live webcast will be available here

Cindy Rose OBE, Chief Executive Officer of WPP, said:

“I am encouraged by our first-half performance which is in line with our expectations. While legacy account losses continue to weigh, Q2 saw a further sequential improvement in LFL growth, highlighting the momentum we are building across the company and demonstrating that our strategy to become the trusted growth partner for the world’s leading brands is beginning to deliver.

“We are firmly on track with Phase 1 of our Elevate28 plan to stabilise the business. Our objective for the first half was to put in place the building blocks of the new organisational structure and this is now complete. We are successfully transitioning from a complex holding company to a single, integrated company – with four operating units across four regions, all underpinned by WPP Open, our agentic marketing platform, which enables and connects everything we do.

“Organic growth remains our North Star. While the turnaround of our financial performance will take time to fully flow through, our strong new business wins and improved client retention, as well as progress on cost savings and portfolio actions, demonstrate that we are building a simpler, more competitive and higher-performing WPP.”

H1 and Q2 2026 performance

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Revenue – H1 revenue less pass-through costs of £4,745m was down 5.6% reported and down 4.7% LFL. Q2 revenue less pass-through costs of £2,485m was down 2.3% reported and down 2.8% LFL. H1 reported revenue of £6,373m was down 4.4%, with a LFL decline of 3.2%.

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Business segment and regions – Global Integrated Agencies H1 LFL revenue less pass-through costs fell 4.7% (Q2: -2.8%) with WPP Media declining 5.4% (Q2: -2.8%), WPP Creative declining 4.9% (Q2: -3.5%), softened by WPP Production growing 1.6% (Q2: +1.3%). By geography, North America declined 6.0% (Q2: -4.3%), EMEA -4.3% (Q2: -3.0%), APAC -3.8% (Q2: +0.3%) and LATAM -1.2% (Q2: +0.9%).

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Clients – WPP’s top 25 clients LFL revenue less pass-through costs was down 6.3% in the first half, with an improving trajectory in Q2, down 3.2%. The H1 performance reflects client assignment losses from the prior year and is against a tough comparison. By client sector, CPG, Tech & Digital Services and Retail continued to see LFL declines in the second quarter, however Automotive, Healthcare and Government saw a return to growth.

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Operating profit – H1 headline operating profit was £398m, a margin of 8.4% (H1 2025: 8.2%), up 0.2pt LFL. The improvement in margin reflects lower staff and headline severance costs as well as cost savings, offset by the decline in revenue less pass-through costs. H1 reported operating profit was £261m up 18.1%, predominantly due to lower impairment charges compared to the prior period.

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Adjusted net debt – 30 June 2026 adjusted net debt was £2,935m (30 June 2025: £3,261m, 31 December 2025: £2,167m), down £326m from 30 June 2025 including the beneficial impact of £125m due to IFRS 9 amendments. Average adjusted net debt at 30 June 2026 was £3,304m, compared to £3,404m at 31 December 2025.

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Dividend – The Board proposes an interim dividend of 7.5p (H1 2025: 7.5p), in line with the intention to maintain the total annual dividend at 15.0p per share in 2026.

Progress on Elevate28

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Structural integration: launch of WPP Production, WPP Enterprise Solutions and unified WPP Creative – WPP has made significant progress in its transition from a holding company structure to a single, integrated operating model. Following the earlier consolidation of WPP Production, the company officially launched its unified, tech-powered WPP Enterprise Solutions unit on 1 July to capture high-growth demand for enterprise AI transformation. In addition, WPP Creative has restructured its legacy infrastructure into four regional P&Ls to enable greater interoperability and joint agency wins. Client delivery is now organised across four streamlined operating units, with common incentive models driving more effective cross-unit collaboration.

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Technology advantage: scaling WPP Open, Open Intelligence and expanding frontier AI partnerships – WPP Open serves as WPP’s central operating platform, increasingly driving day-to-day workflows, automating high-volume creative, production and media activation. Open Intelligence, our AI-powered data layer, is being actively deployed, driving meaningful uplift in media performance for clients. In Q2, we expanded key strategic technology and data partnerships with Google, Meta, and AWS to integrate advanced predictive and generative AI tools directly into the platform. These integrations, including a predictive Cultural Intelligence Engine developed with Google Cloud, are already deployed in-market to help clients act ahead of shifting consumer trends.

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Commercial momentum: new business success and enhanced retention – WPP's unified, tech- and data-enabled proposition has driven strong momentum in new business. Key first-half wins include consolidated mandates for The Estée Lauder Companies, Henkel, and Wendy's, alongside major integrated regional assignments in Latin America, Europe and Asia Pacific, as well as key retentions, including Skechers across multiple markets, Tesco in the UK and Central Europe, Huawei in China, L'Oréal in AUNZ, Uber in APAC and Deutsche Bahn in Germany.

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Financial foundations: cost savings delivery and progress on asset disposals – We are on track to deliver £100m of in-year savings in 2026 as part of the broader Elevate28 programme targeting £500m in gross annualised cost savings by 2028, unlocking capital to support reinvestment into our primary growth engines. Furthermore, we have made progress on the rationalisation of our portfolio, with several non-core asset disposals. Based on activity to date we expect FY proceeds from disposal-related activity of over £200m. We continue to make progress on further potential asset disposals and will provide updates as appropriate.

Financial outlook for 2026

●
LFL revenue less pass-through costs – We continue to expect an improving trajectory in the second half and expect LFL revenue less pass-through costs overall to decline low to mid-single digits in H2.

●
Headline operating profit margin – We maintain our full year margin expectation of 12% to 13%. This is consistent with second half margins decreasing by up to c.200 bps year-on-year, reflecting the phasing of our investment plans, including both investment in growth initiatives and the rebuilding of our incentives.

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Adjusted operating cash flow before working capital – We continue to anticipate adjusted operating cash flow before working capital of £800m to £900m.

First half 2026 overview

Revenue in the first half was £6,373m, down 4.4% from £6,663m in H1 2025, and down 3.2% LFL. Revenue less pass-through costs was £4,745m, down 5.6% from £5,026m in H1 2025, and down 4.7% LFL.

£ million	Q2 2026	% reported	% M&A	% FX	+/(-) % LFL
Revenue	3,343	(2.3)	(0.2)	0.2	(2.3)
Revenue less pass-through costs	2,485	(2.3)	(0.1)	0.6	(2.8)

£ million	H1 2026	% reported	% M&A	% FX	+/(-) % LFL
Revenue	6,373	(4.4)	(0.1)	(1.1)	(3.2)
Revenue less pass-through costs	4,745	(5.6)	(0.1)	(0.8)	(4.7)

Segmental review

Business segments – revenue less pass-through costs

+/(-) % LFL	Global Integrated Agencies
Q2 2026	(2.8)
H1 2026	(4.7)

Additional Global Integrated Agencies business analysis1

	Q2 2026		H1 2026
	+/(-) % LFL	% share, revenue less pass-through costs	+/(-) % LFL	% share, revenue less pass-through costs
WPP Media2	(2.8)	47	(5.4)	46
WPP Creative	(3.5)	48	(4.9)	49
WPP Production	1.3	5	1.6	5
1 Global Integrated Agencies is the Group’s single reporting segment, which aligns with WPP as a single, unified operating company. This represents the aggregation of the Group’s Media, Creative (including Enterprise Solutions) and Production businesses. Additional analysis as above is provided for WPP Media, WPP Creative (including Enterprise Solutions) and WPP Production. Additional analysis related to % LFL revenue less pass-through costs growth and % share for Enterprise Solutions will be provided from 1 January 2027.
2 WPP Media, which is part of the new Global Integrated Agencies reporting segment, includes certain businesses previously within the Specialist Agencies reporting segment.

In total, WPP Media, WPP Creative and WPP Production declined 4.7% in H1 (Q2: -2.8%).

WPP Media saw a LFL decline in revenue less pass-through costs of 5.4% in H1 (Q2: -2.8%), driven by prior year client losses, but with an improving quarterly trend in spend from existing customers and a smaller drag from net new business (Q1: -8.3%). Q2 also benefited from easier comparisons as the prior period included the impact of one-off factors.

WPP Creative, including WPP Enterprise Solutions, declined 4.9% (Q2: -3.5%) as a result of lower overall client spending, albeit with a moderately improving sequential trend supported by better new business (Q1: -6.3%). Declines are moderating at our creative and PR agencies, with brand and design agencies continuing to grow.

WPP Production grew 1.6% (Q2: 1.3%) against a tough comparison continuing its improving trajectory, supported by new business wins and strong performance across APAC and LATAM.

Regional segments – revenue less pass-through costs

+/(-) % LFL	North America	EMEA	APAC	LATAM
Q2 2026	(4.3)	(3.0)	0.3	0.9
H1 2026	(6.0)	(4.3)	(3.8)	(1.2)

North America declined by 6.0% in H1 2026, with a Q2 decline of 4.3% reflecting a quarter-on-quarter improvement due to an easing Q2 comparison (Q2 2025: -4.6%) and an improving trend in client spend from existing customers.

EMEA saw revenue less pass-through costs down 4.3% in H1 and down 3.0% in Q2, consistent with an improving sequential quarterly trend (Q1: -5.6%). Declines in the United Kingdom (Q2: -5.5%) and Germany (Q2: -4.7%) have moderated and both Spain and Italy saw growth in the quarter, benefitting from easier comparisons due to prior year one-off factors. Middle East & Africa declined 9.2% in H1 (Q2: -7.2%) as geopolitical tensions in the Middle East continue.

APAC was down 3.8% in H1 2026, driven by declines in Australia (-4.7%) and India (-2.9%), the latter impacted by the timing of sporting events. These declines were offset by a return to growth in China of 2.6% in H1, with Q2 growing 15.6%, benefitting from timing factors.

LATAM declined 1.2% in H1 driven by a 6.0% decline in Brazil partially offset by growth in Argentina. We are encouraged by improving momentum in Q2 which was up 0.9% and stronger new business performance in the region.

Client sector – revenue less pass-through costs

	Q2 2026	H1 2026	H1 2026
	+/(-) % LFL	+/(-) % LFL	% share, revenue less pass-through costs1
CPG	(6.0)	(9.1)	27
Tech & Digital Services	(8.9)	(9.2)	17
Healthcare & Pharma	6.5	2.9	13
Automotive	3.6	(1.3)	11
Retail	(3.6)	(2.7)	9
Telecom, Media & Entertainment	(16.8)	(14.8)	6
Financial Services	(14.2)	(13.4)	6
Other	4.3	6.1	4
Travel & Leisure	(1.4)	(2.8)	4
Government, Public Sector & Non-profit	1.9	(3.8)	3
1 Proportion of WPP revenue less pass-through costs in H1 2026; table made up of clients representing 81% of WPP total revenue less pass-through costs

For further information:

Investors and analysts		Media
Thomas Singlehurst, CFA	+44 7876 431922	Niken Wresniwiro	+44 20 7282 4600
Anthony Hamilton	+44 7464 532903	Louise Lacourarie	+44 20 7282 4600
Melissa Fung	'+44 7353 107064

irteam@wpp.com	wpp.com/investors	press@wpp.com

Financial results

Unaudited income statement1:

	Headline			Reported
£ million	H1 2026	H1 2025	+/(-) %	H1 2026	H1 2025	+/(-) %
Revenue	6,373	6,663	(4.4)	6,373	6,663	(4.4)
Revenue less pass-through costs	4,745	5,026	(5.6)	4,745	5,026	(5.6)
Operating profit	398	412	(3.4)	261	221	18.1
Operating profit margin (%)2	8.4%	8.2%	0.2pt	4.1%	3.3%	0.8pt
Earnings from associates	14	17	(17.6)	14	17	(17.6)
Profit before interest & tax	412	429	(4.0)	275	238	15.5
Net finance costs	(135)	(129)	(4.7)	(169)	(140)	(20.7)
Profit before taxation	277	300	(7.7)	106	98	8.2
Tax	(93)	(55)	(69.1)	(69)	(28)	(146.4)
Profit after taxation	184	245	(24.9)	37	70	(47.1)
Non-controlling interests	(18)	(26)	30.8	(18)	(26)	30.8
Profit attributable to shareholders	166	219	(24.2)	19	44	(56.8)
Diluted EPS (p)	15.1p	20.0p	(24.5)	1.7p	4.0p	(57.5)
1 Non-GAAP measures in this table are reconciled in Appendix 4.
2 Headline operating profit margin is calculated as headline operating profit divided by revenue less pass-through costs and reported operating profit margin is calculated as reported operating profit divided by revenue, with the % change expressed in margin points.

Operating profit

Headline operating profit was £398m (H1 2025: £412m), at a headline operating profit margin of 8.4% (H1 2025: 8.2%), 0.2 points higher on both a reported and LFL basis. This reflects a decrease in staff costs, including lower headline severance costs and the impact of cost savings, which has offset the decline in revenue less pass-through costs in the period (LFL decline of 4.7%).

Total headline operating costs were down 5.8%, to £4,347m (H1 2025: £4,614m).

Staff costs of £3,469m were down 5.9% compared to the prior period (H1 2025: £3,685m), due to a reduction in headcount associated with prior year cost actions as well as Elevate28 restructuring activity. There have also been lower headline severance costs in the period, which were £44m (H1 2025: £86m). This is offset by a rebuilding of our incentive pool with incentive costs of £130m, up 120.3% compared to the prior period (H1 2025: £59m).

The average number of people in the Group in the first half was 97,490 compared to 105,958 in H1 2025. The total number of people as at 30 June 2026 was 97,388 compared to 104,083 as at 30 June 2025 and 98,655 at 31 December 2025, which is a 1.3% reduction since the start of the year.

Establishment costs of £199m were down 9.1% compared to the prior period (H1 2025: £219m) driven by ongoing rationalisation of our property portfolio and consolidation of leases. Technology costs of £319m were down 6.2% due to savings from Enterprise Technology costs, offset by stable spending on client technology, representing our continuing investment in WPP Open, AI and data. Personal costs of £83m were down 15.3% driven by efficiencies in discretionary spend, and other operating expenses of £277m were broadly flat compared to the prior period.

Headline EBITDA (including IFRS 16 depreciation) for the period was down 5.5% to £502m (H1 2025: £531m).

Operating profit (continued)

Reported operating profit was £261m (H1 2025: £221m) at a reported operating profit margin of 4.1% (H1 2025: 3.3%) with the increase primarily due to the same factors as headline operating profit above, and also benefitting from a decrease in total adjusting items of £137m (H1 2025: £191m).

Adjusting items include £83m of restructuring costs (H1 2025: £40m) of which £59m is related to new Elevate28 charges and £24m is related to historical programmes, which reflects an expected ramp down of the prior period charges (H1 2025: £40m). There was also amortisation and impairment of acquired intangible assets of £26m (H1 2025: £32m) and property-related impairment charges of £22m (H1 2025: £5m). There were no goodwill impairment charges in the period (H1 2025: £116m).

Net finance costs

Headline net finance costs increased by £6m to £135m (H1 2025: £129m), primarily as a result of bonds refinanced at higher coupon rates and lower investment income, partly offset by lower interest costs from reduced short term borrowings in H1 2026 compared to H1 2025.

Reported net finance costs were £169m (H1 2025: £140m), including net charges of £34m (H1 2025: £11m) relating to the revaluation and retranslation of financial instruments.

Tax

The headline effective tax rate (based on headline profit before tax) was 33.5% (H1 2025: 18.3%).

The headline tax rate in the first half is higher than the prior corresponding period primarily due to a non-recurring benefit of credits from the successful resolution of a tax matter in the prior period.

The reported effective tax rate was 65.1% (H1 2025: 28.6%). The reported effective tax rate is higher than the headline effective tax rate primarily due to non-deductible losses in the income statement.

Earnings per share (“EPS”) and dividend

Headline diluted EPS was 15.1p (H1 2025: 20.0p), a decrease of 24.5% due to lower headline operating profit, higher headline net finance costs and a higher headline effective tax rate.

Reported diluted EPS was 1.7p (H1 2025: 4.0p), a decrease of 57.5% due to higher reported net finance costs and a higher reported effective tax rate, partially offset by higher reported operating profit.

For 2026, the Board is declaring an interim dividend of 7.5p (H1 2025: 7.5p). The record date for the interim dividend is 9 October 2026, and the dividend will be payable on 2 November 2026.

Cash flow highlights

Unaudited headline cash flow statement1:

Six months ended (£ million)	30 June 2026	30 June 2025
Headline operating profit	398	412
Headline earnings from associates	14	17
Depreciation of property, plant and equipment	66	82
Amortisation of other intangibles	24	20
Depreciation of right-of-use assets	98	101
Headline EBITDA	600	632
Less: headline earnings from associates	(14)	(17)
Repayment of lease liabilities and related interest	(164)	(170)
Non-cash compensation	49	41
Non-headline cash items (including restructuring costs)	(77)	(35)
Capex	(85)	(88)
Adjusted operating cash flow before working capital	309	363
Working capital outflow2	(807)	(1,348)
Adjusted operating cash flow	(498)	(985)
% conversion of Headline operating profit	(125)%	(239)%
Net dividends (to minorities)/from associates	(8)	(11)
Contingent consideration liability payments	(14)	(15)
Net interest paid	(85)	(93)
Cash tax3	(120)	(168)
Adjusted free cash flow	(725)	(1,272)
Disposal proceeds	64	6
Net initial acquisition payments	(109)	(133)
Dividends	—	—
Share purchases	(20)	(92)
Adjusted net cash flow	(790)	(1,491)
Reported:
Net cash outflow from operating activities	(660)	(1,036)
1 The Group’s unaudited cash flow statement and notes for the six months ended 30 June 2026 is provided in Appendix 1 and any non-GAAP measures in this table are reconciled in Appendix 4.
2 The Group adopted the IFRS 9 amendments effective 1 January 2026. As at 30 June 2026, the impact of the amendments increased cash and cash equivalents and trade and other payables, decreasing the working capital outflow in the first half of 2026, by £180m.
3 Cash tax in H1 2025 included £43m related to tax payments for the FGS disposal.

Adjusted operating cash outflow was £498m (H1 2025: £985m). The main driver of the lower cash outflow period on period was the £541m lower working capital outflow, slightly offset by higher non-headline cash items of £77m (H1 2025: £35m). Working capital was a net outflow of £807m (H1 2025: £1,348m), which includes a £180m benefit reflecting IFRS 9 amendments and also reflects the usual seasonality of client activity and timing of payments. Non-headline cash items includes £83m (H1 2025: £40m) of cash restructuring costs partially offset by £6m (H1 2025: £5m) of investment income received. Cash restructuring costs comprises £59m (H1 2025: nil) of Elevate28 costs and £24m (H1 2025: £40m) of historical programme costs.

Adjusted free cash outflow was £725m, lower than prior period (H1 2025: £1,272m) predominantly due to lower adjusted operating cash outflow and lower tax payments. Adjusted net cash outflow of £790m (H1 2025: £1,491m) was lower than H1 2025 due to higher disposal proceeds, lower acquisition payments (including for Barrows, MAP and Resolve) and lower share purchases.

Reported net cash outflow from operating activities (see Appendix 1) decreased to £660m (H1 2025: £1,036m outflow) due to the increase in reported operating profit and lower working capital outflow.

Balance sheet highlights

Unaudited balance sheet

As at 30 June 2026, the Group had total equity of £2,788m (31 December 2025: £2,772m).

Non-current assets of £10,904m were broadly flat (31 December 2025: £10,905m) with no significant changes in H1 2026.

Current assets of £12,671m decreased by £499m (31 December 2025: £13,170m), principally due to a decrease in cash and cash equivalents of £331m, and accrued income which decreased by £80m to £2,993m.

Current liabilities of £14,638m decreased by £197m (31 December 2025: £14,835m), principally due to trade and other payables which decreased by £829m, partially offset by an increase in current borrowings of £657m. The increase in current borrowings is due to €750m of 2.375% bonds maturing in May 2027 becoming current.

The decrease in accrued income and trade and other payables is primarily due to the seasonality of client activity and timing of payments, with the movement from December consistent with prior years.

Non-current liabilities of £6,149m (31 December 2025: £6,468m) decreased due to lower non-current borrowings, which is primarily due to €750m of 2.375% bonds becoming current, partially offset by the issuance of US$600m of 6.5% bonds. Further detail on bond activity is below.

Recognised within total equity, other comprehensive income of £39m (H1 2025: £304m loss) for the period includes a £48m gain (H1 2025: £359m loss) for foreign exchange differences on translation of foreign operations, and a £13m loss (H1 2025: £88m gain) on the Group’s net investment hedges.

Adjusted net debt1

As at 30 June 2026, the Group had cash and cash equivalents of £2,363m (31 December 2025: £2,694m) and borrowings of £5,345m (31 December 2025: £4,936m). The Group has current liquidity of £4,063m (31 December 2025: £4,384m) comprising cash and cash equivalents, bank overdrafts and undrawn credit facilities.

As at 30 June 2026, adjusted net debt was £2,935m2 (30 June 2025: £3,261m, 31 December 2025: £2,167m), down £326m from 30 June 2025, but up £768m since the beginning of the year, reflecting seasonal cash outflows in the first half of the year. Average adjusted net debt at 30 June 2026 was £3,304m2, compared to £3,404m at 31 December 2025 and £3,383m at 30 June 2025. The average adjusted net debt to headline EBITDA ratio in the 12 months ended 30 June 2026 is 2.18x (12 months ended 30 June 2025: 1.98x).

The Group has a five-year Revolving Credit Facility of US$2,500m maturing in February 2031, with no financial covenants and which remained undrawn at 30 June 2026.

In March 2026, WPP issued US$600m of 6.5% bonds (that were swapped to €519m at 5.45%) and matures in March 2036. The bond raising was oversubscribed, reflecting strong investor demand.

As at 30 June 2026, our bond portfolio had an average maturity of 5.7 years (31 December 2025: 5.8 years) and a weighted average coupon rate of 3.7% (31 December 2025: 3.5%).

1 Adjusted net debt is reconciled in Appendix 4.
2 The Group adopted the IFRS 9 amendments effective 1 January 2026. This increased cash and cash equivalents and reduced adjusted net debt by £180m as at 1 January 2026. As at 30 June 2026, the impact of the amendments was that cash and cash equivalents were higher and adjusted net debt was lower by £125m. Furthermore, the 12-month rolling average adjusted net debt as at 30 June 2026 was £114m lower, calculated by applying the amendments for the period 1 July 2025 to 30 June 2026.

Financial outlook

Our guidance for 2026 is as follows:

Following first half down 4.7%, like-for-like revenue less pass-through costs overall to decline low to mid-single digits in the second half

Headline operating profit margin expected to be 12% to 13%

Adjusted operating cash flow before working capital of £800m to £900m

Other 2026 modelling assumptions, consistent with our 2025 Preliminary Results release:

● Mergers and acquisitions will not significantly impact revenue less pass-through costs
● FX impact: current rates (at 31 July 2026, with USD/GBP rate of 1.35) imply a c.0.7% drag on FY 2026 revenue less pass-through costs
● Headline earnings from associates of around £30m
● Non-controlling interests of around £45m
● Headline net finance costs of around £290m
● Headline effective tax rate1 between 33% to 34%
● Capex of around £190m
● Total cash restructuring costs of around £250m, consisting of c.£190m from Elevate28 and c.£60m from historical programmes
● In addition, we now expect disposal-related activity to generate cash proceeds of at least £200m

1 Headline tax as a % of headline profit before tax.

Elevate28 Targets

Phase 1: Stabilise (2026) The immediate priority is to stabilise net new business performance. We will also execute cost saving initiatives, and take portfolio actions to improve balance sheet flexibility.

● Financial goal: Deliver positive net new business, achieve gross run-rate savings of £250m by year-end (equivalent to around £100m in-year gross savings) and progress portfolio actions.

Phase 2: Build (2027) We will fully implement and start to benefit from our revised go-to-market strategy and continue to deliver benefits of the new operating model via improved execution and further reductions in costs.

● Financial goal: Return to organic growth during 2027, rebuild margins and reduce leverage.

Phase 3: Accelerate (2028 and beyond) WPP will emerge as a simpler, lower-cost, AI-enabled business. Revenue growth will be driven by the full integration of media, creative, production and enterprise solutions, as well as the global scaling of agentic workflows.

● Financial goal: Accelerate organic growth, expand margins, deliver strong cash conversion.

Across all three phases a priority will be to maintain an investment-grade balance sheet.

Q2 2026 highlights

Below we highlight key developments from Q2 across the Group:

Clients

●
WPP new business momentum – During the second quarter, WPP’s new business momentum continued, placing us #1 in J.P. Morgan’s quarterly New Business Rankings (see link). This was driven by wins across media, creative and integrated services, including being appointed as Henkel’s global creative partner, added to Heineken’s global creative roster and selected as Natura and Avon’s strategic integrated partner for creative, media and production in LATAM. Notable media wins include Just Eat Takeaway globally, Honda in Europe and Wendy’s in the US. We also saw a number of important retentions, including the renewal of Skechers across multiple markets, media and influencer work with L'Oréal in Australia and New Zealand and creative work for Deutsche Bahn in Germany.

●
WPP trust principles – WPP introduced a codified set of trust principles as a commitment to our clients and partners that describe how we operate (see link). In an environment where AI is dramatically transforming the industry and trust is increasingly in scarce supply, we believe now is the time to be explicit about the standards we hold ourselves to. The five principles are: (1) clients own and control their data; (2) WPP Open is open by design; (3) consumers are people, not IDs; (4) AI augments human creativity rather than replacing it; and (5) we take accountability for driving our clients’ growth.

●
WPP Enterprise Solutions expansion – In early July, WPP announced expansion plans for WPP Enterprise Solutions and established it as a leading growth partner for organisations navigating AI-powered digital transformation (see link). WPP Enterprise Solutions brings together capabilities in commerce, consulting, content transformation, CRM, loyalty and first-party data, customer and product experience, and engineering and platforms to help design, build and operate the growth systems that competitive businesses rely on. The business partners with global brands such as IKEA, Ford, L’Oréal and Nestlé to deliver marketing modernisation and business transformation.

●
WPP agencies recognised at Cannes Lions 2026 – WPP claimed the top two spots at the 2026 Cannes Lions International Festival of Creativity for Creative Network of the Year with Ogilvy #1 and VML #2 (see link) while Burson London was named PR Agency of the Year. Across the festival, WPP agencies collected 140 Lions – a Titanium Lion, 7 Grand Prix, 29 Gold, 40 Silver and 63 Bronze – with winning entries representing creative talent and client partnerships from more than 25 countries around the world. WPP Media emerged as the most awarded media group at the festival for the second consecutive year. VML, with support from Burson, earned the festival's most prestigious distinction, a Titanium Lion, for ‘Oreo Cows’. VML, Burson and OpenMind also earned the PR Grand Prix for ‘KitKat Heist’. This year’s winning campaigns showcased WPP's ability to deliver culturally resonant work that earns brands a place in people's lives and drives measurable business growth.

●
WPP Media Business Intelligence releases latest ‘This Year, Next Year’ report – In June, WPP Media Business Intelligence published its Mid-Year Global Advertising Forecast for 2026 (see link), projecting global ad revenue to reach $1.3 trillion with 8.9% growth. The report notes that AI investment, both from AI native companies and traditional advertisers, is positively impacting advertising spend.

Technology

●
WPP launches HEX – WPP announced the launch of HEX (see link), the company’s frontier studio built for the era of AI. Comprising of approximately 50 creative technologists from diverse backgrounds such as architecture, gaming, fine art and robotics, HEX operates at the intersection of innovation, imagination and craft. HEX sits within WPP Production’s content production and innovation teams and acts simultaneously as a creative production studio, R&D lab and consultancy. The studio specialises in generative and agentic AI, gaming, immersive experiences and robotics, and is already delivering innovative work for WPP’s global client roster.

●
Meta creative partnership – WPP was named a launch partner to pilot Meta’s newest creative solution, integrated within WPP Open (see link). Meta's new creative solution is currently in testing and was built to navigate creative strategy and optimisation for brands to analyse and suggest improvements for creative performance. This planned integration enables WPP teams to turn campaign performance data into a clear creative playbook with AI, allowing marketers to move beyond guesswork, easily identify high-performing creative, generate new concepts and validate them with robust testing.

●
WPP partners with Google Cloud on AI research initiative – WPP announced an AI research initiative with Google Cloud (see link), building on the company’s new Cloud and AI partnership announced late 2025. This new research arm unites functions across Google to reimagine the consumer journey, from audience intelligence, to creative and content production, and measurement. This partnership enables WPP and Google Cloud to demonstrate that the next phase of AI empowering creatives will be defined by research depth and human creativity. This vision is part of a much larger partnership that integrates research workstreams into WPP’s creative and media processes. An example of the partnership working is recently where WPP and Google DeepMind collaborated to solve a unique creative challenge: seamlessly lip-syncing the iconic Duracell Bunny for a global football campaign.

●
WPP Enterprise Solutions strategic collaboration agreement with AWS – In June, WPP signed a multi-year Strategic Collaboration Agreement with Amazon Web Services, Inc. (AWS) (see link) to deepen WPP Enterprise Solutions' role as a specialist commerce and customer experience partner helping enterprise brands operationalise production-grade generative and agentic AI on AWS. The agreement accelerates how enterprise brands close the gap between AI experimentation and scaled business impact across commerce, customer experience and marketing operations. WPP Enterprise Solutions brings engineering depth and creative-to-commerce expertise to AWS generative and agentic AI capabilities, delivering production-grade AI systems at the speed and scale enterprise customers need to meet consumer demand.

People

●
Chief Strategy Officer appointment – In June, WPP appointed Baiju Shah as WPP's new Group Chief Strategy Officer (see link). Baiju will lead WPP's strategy and corporate development agenda while continuing as CEO of AKQA. In this role, he will help to accelerate delivery of the company's long-term strategy and unlock corporate development opportunities across WPP.

●
New Global Presidents, Client Growth – In May, WPP appointed WPP Media’s Toby Jenner and Ogilvy’s Philip Heimann as Global Presidents of Client Growth. Both are part of WPP’s Executive Committee and the global leadership teams of their respective areas of expertise: Toby as part of the leadership team of WPP Media and Philip of WPP Creative. They both report to WPP’s Chief Operating Officer, Devika Bulchandani and are responsible for executing WPP’s integrated growth strategy hand-in-hand with the new business teams to ensure WPP is strongly positioned to secure growth opportunities in the market.

●
New Board member – In late April, WPP appointed Peter Agnefjäll to its Board as Non-Executive Director, with effect from 11 May 2026 (see link). Peter began his career at IKEA as a graduate trainee in 1995 and held a number of senior positions before serving as Chief Executive Officer and President of the IKEA Group (Ingka Holding B.V.) from 2013 to 2017. During this period, he led the company’s growth agenda and move into omnichannel retail, new shopping and distribution formats.

Investor materials

●
Annual and Sustainability Reports – Our 2025 Annual Report was published in March 2026. The report provides a comprehensive overview of WPP’s financial results, strategy and future growth initiatives, while including important updates on corporate governance and sustainability. Additional context on ways WPP is working to deliver against its ESG activities can be seen in our 2025 Sustainability Report.

●
WPP webinars – WPP hosted a series of webinars designed to give investors and analysts deeper insight into our agencies, products, services and market forecasts. These sessions featured presentations by WPP leadership and agency executives, covering industry trends, strategic updates and business performance. During the second quarter, we have published three webinars on WPP Media, the latest ‘This Year, Next Year’ report and a Cannes Lions 2026 investor session with WPP Creative, WPP Production and WPP Open. To watch these, please see WPP webinars.

Detailed regional analysis

Regional – revenue analysis

£ million	Q2 2026	Q2 2025 (restated)1	+/(-) % reported	+/(-) % LFL
North America	1,253	1,279	(2.0)	(1.8)
EMEA	1,346	1,379	(2.4)	(2.9)
APAC	587	616	(4.7)	(2.9)
LATAM	157	146	7.5	1.3
Total Group	3,343	3,420	(2.3)	(2.3)

£ million	H1 2026	H1 2025 (restated)1	+/(-) % reported	+/(-) % LFL
North America	2,374	2,537	(6.4)	(3.4)
EMEA	2,609	2,650	(1.5)	(2.4)
APAC	1,099	1,188	(7.5)	(4.4)
LATAM	291	288	1.0	(2.6)
Total Group	6,373	6,663	(4.4)	(3.2)

Regional – revenue less pass-through costs analysis

£ million	Q2 2026	Q2 2025 (restated)1	+/(-) % reported	+/(-) % LFL
North America	930	974	(4.5)	(4.3)
EMEA	1,024	1,051	(2.6)	(3.0)
APAC	379	379	–	0.3
LATAM	152	140	8.6	0.9
Total Group	2,485	2,544	(2.3)	(2.8)

£ million	H1 2026	H1 2025 (restated)1	+/(-) % reported	+/(-) % LFL
North America	1,792	1,966	(8.9)	(6.0)
EMEA	1,965	2,037	(3.5)	(4.3)
APAC	701	744	(5.8)	(3.8)
LATAM	287	279	2.9	(1.2)
Total Group	4,745	5,026	(5.6)	(4.7)

Regional – headline operating profit analysis

£ million	H1 2026	% margin2	H1 2025 (restated)	% margin2
North America	241	13.4	281	14.3
EMEA	117	6.0	92	4.5
APAC	27	3.9	26	3.5
LATAM	13	4.5	13	4.7
Total Group	398	8.4	412	8.2

1 The Group’s geographical areas have been reorganised. Prior year comparatives have been restated to reflect these changes.
2 Headline operating profit as a percentage of revenue less pass-through costs.

Appendix 1: Interim results for the six months ended 30 June 2026

Unaudited condensed consolidated interim income statement for the six months ended 30 June 2026

£ million	Notes	Six months ended 30 June 2026		Six months ended 30 June 2025
Revenue	2	6,373		6,663
Costs of services	3	(5,568)		(5,826)
Gross profit		805		837
General and administrative costs	3	(544)		(616)
Operating profit		261		221
Earnings from associates		14		17
Profit before interest and taxation		275		238
Finance and investment income		39		49
Finance costs		(174)		(178)
Revaluation and retranslation of financial instruments		(34)		(11)
Profit before taxation	2	106		98
Taxation		(69)		(28)
Profit for the period		37		70

Attributable to:
Equity holders of the parent		19		44
Non-controlling interests		18		26
		37		70

Earnings per share:
Basic earnings per ordinary share	5	1.8	p	4.1	p
Diluted earnings per ordinary share	5	1.7	p	4.0	p

The accompanying notes form an integral part of this unaudited condensed consolidated interim income statement.

Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2026

£ million	Six months ended 30 June 2026	Six months ended 30 June 2025
Profit for the period	37	70
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	48	(359)
(Loss)/gain on net investment hedges	(13)	88
Cash flow hedges:
Fair value (loss)/gain arising on hedging instruments	(15)	19
Amounts reclassified to profit or loss	8	(46)
(Loss)/gain on costs of hedging	(3)	3
	25	(295)

Items that will not be reclassified subsequently to profit or loss:
Movements on equity investments held at fair value through other comprehensive income	14	(9)
	14	(9)

Other comprehensive income/(loss) for the period	39	(304)
Total comprehensive income/(loss) for the period	76	(234)

Attributable to:
Equity holders of the parent	57	(248)
Non-controlling interests	19	14
	76	(234)

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of comprehensive income.

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2026

£ million	Notes	Six months ended 30 June 2026	Six months ended 30 June 2025
Net cash outflow from operating activities1	6	(660)	(1,036)
Investing activities
Acquisitions1		(67)	(127)
Disposals of investments and subsidiaries		60	5
Purchases of property, plant and equipment		(34)	(42)
Purchases of intangible assets		(51)	(46)
Proceeds on disposal of property, plant and equipment		4	1
Net cash outflow from investing activities		(88)	(209)
Financing activities
Principal elements of lease payments		(117)	(120)
Cash consideration for purchase of non-controlling interests		(51)	(7)
Share repurchases and buybacks		(20)	(92)
Proceeds from borrowings		455	666
Repayment of borrowings		—	(418)
Net payment on borrowing-related derivatives		(4)	(26)
Financing and share issue costs		(7)	—
Dividends paid to non-controlling interests in subsidiary undertakings		(34)	(26)
Net cash inflow/(outflow) from financing activities		222	(23)
Net decrease in cash and cash equivalents		(526)	(1,268)
Foreign exchange translation of cash and cash equivalents		(4)	(31)
Cash and cash equivalents at beginning of period, prior to restatement for IFRS 9 amendments		2,526	2,467
Adjustment on initial application of amendments to IFRS 9 on 1 January 2026	1	180
Cash and cash equivalents at beginning of period, restated for IFRS 9 amendments		2,706
Cash and cash equivalents at end of period	7	2,176	1,168

The accompanying notes form an integral part of this unaudited condensed consolidated interim cash flow statement.

1 Contingent consideration liability payments in excess of the amount determined at acquisition are recorded as operating activities.

Unaudited condensed consolidated interim balance sheet as at 30 June 2026

£ million	Notes	30 June 2026	31 December 2025
Non-current assets
Goodwill		7,044	6,946
Other intangible assets		746	734
Property, plant and equipment		676	724
Right-of-use assets		1,268	1,317
Interests in associates		197	231
Other investments		328	334
Deferred tax assets		304	292
Corporate income tax recoverable		70	55
Trade and other receivables		271	272
		10,904	10,905
Current assets
Corporate income tax recoverable		131	124
Trade and other receivables		7,184	7,279
Accrued income and unbilled media		2,993	3,073
Cash and cash equivalents	7	2,363	2,694
		12,671	13,170

Current liabilities
Trade and other payables		(12,580)	(13,409)
Corporate income tax payable		(180)	(221)
Lease liabilities		(228)	(223)
Borrowings	7	(1,479)	(822)
Provisions for liabilities and charges		(171)	(160)
		(14,638)	(14,835)
Net current liabilities		(1,967)	(1,665)

Non-current liabilities
Borrowings	7	(3,866)	(4,114)
Trade and other payables		(195)	(208)
Deferred tax liabilities		(148)	(146)
Employee benefit obligations		(127)	(128)
Provisions for liabilities and charges		(204)	(199)
Lease liabilities		(1,609)	(1,673)
		(6,149)	(6,468)
Net assets		2,788	2,772

Equity
Called-up share capital		109	109
Share premium account		579	579
Other reserves		(32)	(12)
Own shares		(190)	(188)
Retained earnings		2,136	2,052
Equity shareholders’ funds		2,602	2,540
Non-controlling interests		186	232
Total equity		2,788	2,772

The accompanying notes form an integral part of this unaudited condensed consolidated interim balance sheet.

Unaudited condensed consolidated interim statement of changes in equity for the period ended 30 June 2026

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings1	Total equity share holders’ funds	Non-controlling interests	Total
Balance at 1 January 2025	109	579	151	(191)	2,827	3,475	259	3,734
Profit for the period	—	—	—	—	44	44	26	70
Other comprehensive loss	—	—	(282)	—	(10)	(292)	(12)	(304)
Total comprehensive (loss)/income	—	—	(282)	—	34	(248)	14	(234)
Dividends paid	—	—	—	—	—	—	(26)	(26)
Non-cash share-based incentive plans (including share options)	—	—	—	—	41	41	—	41
Tax on share-based payments	—	—	—	—	(1)	(1)	—	(1)
Net movement in own shares held by ESOP Trusts	—	—	—	(17)	(75)	(92)	—	(92)
Net movement of liabilities in respect of put options	—	—	(9)	—	—	(9)	—	(9)
Net movement in non-controlling interests2	—	—	—	—	(2)	(2)	(3)	(5)
Total transactions with owners	—	—	(9)	(17)	(37)	(63)	(29)	(92)

Balance at 30 June 2025	109	579	(140)	(208)	2,824	3,164	244	3,408

Balance at 1 January 2026	109	579	(12)	(188)	2,052	2,540	232	2,772
Profit for the period	—	—	—	—	19	19	18	37
Other comprehensive income	—	—	24	—	14	38	1	39
Total comprehensive income	—	—	24	—	33	57	19	76
Dividends paid	—	—	—	—	—	—	(34)	(34)
Non-cash share-based incentive plans (including share options)	—	—	—	—	49	49	—	49
Net movement in own shares held by ESOP Trusts3	—	—	(51)	(2)	(17)	(70)	—	(70)
Net movement of liabilities in respect of put options	—	—	7	—	10	17	—	17
Net movement in non-controlling interests2	—	—	—	—	9	9	(31)	(22)
Total transactions with owners	—	—	(44)	(2)	51	5	(65)	(60)

Balance at 30 June 2026	109	579	(32)	(190)	2,136	2,602	186	2,788

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.

1 Accumulated losses on existing equity investments held at fair value through other comprehensive income are £394 million at 30 June 2026 (31 December 2025: £408 million).
2 Net movement in non-controlling interests represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions and derecognition of non-controlling interests on disposals of subsidiaries.
3 Net movement in own shares held by ESOP Trusts includes forward purchases of WPP plc’s own shares.

Notes to the unaudited condensed consolidated interim financial statements

1. Basis of preparation

The unaudited condensed consolidated interim financial statements for the six months ended 30 June 2026 comply with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and with the accounting policies of WPP plc and its subsidiaries (the Group), which were set out on pages 139 - 145 of the 2025 Annual Report and Accounts.

On 1 January 2026 the Group adopted the amendments to IFRS 9 ‘Financial Instruments’, applying the modified retrospective approach. The impact to the interim financial statements on transition was a £180 million increase to both cash and cash equivalents and trade and other payables, due to the application of settlement date accounting. No other significant changes have been made to the Group’s accounting policies in the period ended 30 June 2026.

The tax charge for the Group is calculated in accordance with IAS 34, by applying management’s best estimate of the effective tax rate (excluding discrete items) expected to apply to total annual earnings, to the profit before tax for the six months ended 30 June 2026. This is then adjusted for certain discrete items which occurred in the interim period.

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies. The unaudited condensed consolidated interim financial statements for the six months to 30 June 2026 do not constitute statutory accounts. The statutory accounts for the year ended 31 December 2025, reported on by the Group’s auditor, have been delivered to the Jersey Registrar and received an unqualified auditors’ report.

Having considered the principal risks and uncertainties (as outlined on pages 55 - 62 of the 2025 Annual Report and Accounts, and summarised in Appendix 2), the directors consider it appropriate to adopt the going concern basis of accounting in preparing these interim financial statements. In making this assessment, the directors have reviewed the results of latest cash flow forecasts and have considered the results of a reverse stress test to quantify the level of revenue less pass-through costs decline required to utilise all of the Group's liquidity headroom for at least a year from the date these interim financial statements are signed, taking into account debt maturities and cost mitigations. The likelihood of declines required to utilise all available headroom is considered remote. None of the Group's facilities have financial covenants.

The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as at 31 December 2025.

2. Segmental analysis

In February 2026, the Group announced an update to its operating structure that resulted in changes during the second quarter of 2026 to the information reviewed by the Chief Operating Decision Maker, the Group’s Chief Executive Officer, to assess performance and allocate resources. The Group’s organisational structure now brings together its Media, Creative (including Enterprise Solutions) and Production operating units on a market, regional and global scale.

Previously, the Group had three reportable segments: Global Integrated Agencies, Public Relations and Specialist Agencies. As a result of these changes, the reassessment of the Group’s operating segments and aggregation of operating segments for financial reporting purposes was performed in the second quarter of 2026, in accordance with IFRS 8 ‘Operating Segments’. Where certain quantitative and qualitative criteria are met, IFRS 8 permits the aggregation of operating segments into a reportable segment for disclosure in the Group’s financial statements. In determining the Group’s reportable segment, which includes the aggregation of operating segments, the Directors considered the similar economic characteristics of the operating segments, their shared client bases, the similar nature of their products or services, their long-term margins and the Group’s increasingly integrated operating model, amongst other factors.

From half year 2026, the Group is organised into a single reportable segment, Global Integrated Agencies, which comprises the aggregation of the Group’s Media, Creative and Production businesses. The Group’s geographical areas have also been reorganised. Prior year comparatives have been restated to reflect these changes. Substantially all of the Group’s revenue arises from contracts with customers.

Reported contribution of the Global Integrated Agencies segment was as follows:

£ million	Six months ended 30 June 2026	Six months ended 30 June 2025 (restated)1

Revenue	6,373	6,663
Revenue less pass-through costs2	4,745	5,026
Headline operating profit3	398	412

Adjusting items within IFRS operating profit4	(137)	(191)
Financing items5	(169)	(140)
Earnings from associates	14	17
Reported profit before taxation	106	98
1 Prior year comparatives have been restated to reflect the organisational changes outlined above.
2 Revenue less pass-through costs is defined and reconciled in Appendix 4.
3 Headline operating profit is defined in Appendix 4. A reconciliation from reported profit before taxation to headline operating profit is also provided in Appendix 4.
4 Adjusting items are defined and reconciled in Appendix 4.
5 Financing items include finance and investment income, finance costs and revaluation and retranslation of financial instruments.

2.    Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	Six months ended 30 June 2026	Six months ended 30 June 2025 (restated)1
Revenue2
North America3	2,374	2,537
EMEA4	2,609	2,650
APAC	1,099	1,188
LATAM	291	288
	6,373	6,663
Revenue less pass-through costs5
North America3	1,792	1,966
EMEA4	1,965	2,037
APAC	701	744
LATAM	287	279
	4,745	5,026
Headline operating profit
North America3	241	281
EMEA4	117	92
APAC	27	26
LATAM	13	13
	398	412
Adjusting items within IFRS operating profit	(137)	(191)
Financing items	(169)	(140)
Earnings from associates	14	17
Reported profit before tax	106	98
1 The Group’s geographical areas have been reorganised. Prior year comparatives have been restated to reflect these changes.
2 Interregional transactions have not been separately disclosed as they are not material.
3 North America includes the US, which has revenue of £2,255 million (2025: £2,387 million), revenue less pass-through costs of £1,694 million (2025: £1,852 million) and headline operating profit of £225 million (2025: £264 million).
4 EMEA includes the United Kingdom, which has revenue of £954 million (2025: £1,011 million), revenue less pass-through costs of £705 million (2025: £749 million) and headline operating profit of £66 million (2025: £47 million).
5 Revenue less pass-through costs is defined and reconciled by geographical area in Appendix 4.

3. Costs of services and general and administrative costs

Costs of services and general and administrative costs include:

£ million	Six months ended 30 June 2026	Six months ended 30 June 2025
Staff costs1	3,469	3,685
Establishment costs	199	219
Media pass-through costs	1,306	1,279
Other costs of services and general and administrative costs2	1,138	1,259
	6,112	6,442
1 Additional staff costs of £51 million (2025: £4 million) are included within Restructuring costs below.
2 Other costs of services and general and administrative costs include £322 million (2025: £358 million) of other pass-through costs.

Other costs of services and general and administrative costs include the following significant items:

£ million	Six months ended 30 June 2026	Six months ended 30 June 2025
Goodwill impairment	—	116
Restructuring costs1	83	40
1 Prior year comparative has been re-presented to include Property-related restructuring costs excluding impairment, that was previously presented separately.

Goodwill impairment
In the six months ended 30 June 2026, no impairment charges have been recognised (2025: £116 million). Following the changes to the Group’s operating structure described in Note 2, from the second quarter of 2026 goodwill is monitored by management at the level of WPP Media, WPP Creative and WPP Production.

Restructuring costs
Charges of £83 million (2025: £40 million) include £59 million relating to Elevate28 and £24 million relating to historical programmes (2025: £40 million).

4. Ordinary dividends

The Board has recommended an interim dividend of 7.5p (2025: 7.5p) per ordinary share. This is expected to be paid on 2 November 2026 to shareholders on the register at 9 October 2026. The Board recommended a final dividend of 7.5p per ordinary share in respect of 2025. This was paid on 3 July 2026.

5. Earnings per share ("EPS")

Basic EPS

The calculation of basic EPS is as follows:

	Six months ended 30 June 2026	Six months ended 30 June 2025
Profit for the period attributable to equity holders of the parent (£ million)	19	44
Weighted average number of shares used in basic EPS calculation (million)	1,077	1,077
Basic EPS	1.8p	4.1p

Diluted EPS

The calculation of diluted EPS is as follows:

	Six months ended 30 June 2026	Six months ended 30 June 2025
Profit for the period attributable to equity holders of the parent (£ million)	19	44
Weighted average number of shares used in diluted EPS calculation (million)	1,098	1,093
Diluted EPS	1.7p	4.0p

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	Six months ended 30 June 2026	Six months ended 30 June 2025
Weighted average number of shares used in basic EPS calculation	1,077	1,077
Other potentially issuable shares	21	16
Weighted average number of shares used in diluted EPS calculation	1,098	1,093

At 30 June 2026 there were 1,091,394,251 (30 June 2025: 1,091,394,251) ordinary shares in issue, including 12,591,893 treasury shares (30 June 2025: 12,591,893).

6. Analysis of cash flows

The following table analyses the net cash outflow from operating activities presented within the cash flow statement:

Net cash outflow from operating activities:

£ million	Six months ended 30 June 2026	Six months ended 30 June 2025
Profit for the period	37	70
Taxation	69	28
Revaluation and retranslation of financial instruments	34	11
Finance costs	174	178
Finance and investment income	(39)	(49)
Earnings from associates	(14)	(17)
Operating profit	261	221
Adjustments for:
Non-cash share-based incentive plans (including share options)	49	41
Depreciation of property, plant and equipment	66	82
Depreciation of right-of-use assets	98	101
Goodwill impairment	—	116
Impairment of investments in associates	2	—
Property-related impairment charges	22	5
Amortisation and impairment of acquired intangible assets	26	32
Amortisation of other intangible assets	24	20
Losses/(gains) on disposal of investments and subsidiaries	4	(2)
Operating cash flow before movements in working capital and provisions	552	616
Working capital outflow1	(1,001)	(1,333)
Increase/(decrease) in provisions	14	(15)
Cash used by operations	(435)	(732)
Corporation and overseas tax paid	(120)	(168)
Interest paid on lease liabilities	(47)	(50)
Other interest and similar charges paid	(129)	(117)
Interest received	44	24
Investment income	6	5
Dividends from associates	26	15
Contingent consideration liability payments recognised in operating activities2	(5)	(13)
Net cash outflow from operating activities	(660)	(1,036)

1 Prior year comparatives have been re-presented to reflect the aggregate working capital outflow, comprising trade receivables and accrued income, trade payables, other receivables and other payables.
2 Contingent consideration liability payments in excess of the amount determined at acquisition are recorded as operating activities.

7. Cash and cash equivalents and total borrowings

£ million	30 June 2026	31 December 2025
Cash and cash equivalents as presented in the consolidated balance sheet	2,363	2,694
Bank overdrafts	(187)	(168)
Cash and cash equivalents as presented in the consolidated cash flow statement	2,176	2,526
Borrowings due within one year (excluding bank overdrafts)	(1,292)	(654)
Borrowings due after one year	(3,866)	(4,114)
Total borrowings (excluding bank overdrafts)	(5,158)	(4,768)
The Group estimates that the fair value of corporate bonds is £4,937 million at 30 June 2026 (31 December 2025: £4,595 million). In March 2026, WPP issued US$600 million of 6.5% senior notes, maturing in March 2036.

8. Financial Instruments - fair value

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

£ million	Level 1	Level 2	Level 3	Total
30 June 2026
Derivatives in designated hedge relationships
Derivative assets	—	60	—	60
Derivative liabilities	—	(10)	—	(10)
Held at fair value through profit or loss
Money market funds	432	—	—	432
Other investments	97	—	172	269
Derivative assets	—	2	—	2
Derivative liabilities	—	(5)	—	(5)
Contingent consideration liabilities	—	(19)	(46)	(65)
Held at fair value through other comprehensive income
Trade and other receivables	—	496	—	496
Other investments	—	—	59	59

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources.

For all level 3 fair value measurements, a change to one or more of these unobservable inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.

8. Financial Instruments - fair value (continued)

Reconciliation of level 3 fair value measurements:

£ million	Contingent consideration liabilities	Other investments
1 January 2026	(39)	235
Losses recognised in the income statement	(11)	(21)
Gains recognised in other comprehensive income	—	14
Exchange adjustments	(1)	3
Additions	—	3
Disposals	—	(3)
Settlements	5	—
30 June 2026	(46)	231

9. Acquisitions

Acquisition of Barrows

On 6 January 2026, WPP acquired 100% of the issued shares of Barrows North America Inc. (“Barrows”) from an associate of the Group, Retail Capital Holdings Ltd (“RCH”), for net consideration of £57 million, paid in January 2026. The goodwill recognised on acquisition was £52 million, which is attributable to anticipated synergies and will not be deductible for tax purposes. The Group continues to hold a 35% investment in RCH, and in January 2026, WPP received a special dividend of £19 million from RCH following the Barrows transaction.

10. Related party transactions

The Group enters into transactions with its associate undertakings. In the six months ended 30 June 2026, revenue of £70 million (2025: £73 million) was recognised in relation to Compas, an associate in the USA.

The following amounts were outstanding at 30 June 2026 and 31 December 2025:

£ million	30 June 2026	31 December 2025
Amounts owed by related parties	65	105
Amounts owed to related parties	(171)	(126)

There are no material provisions for doubtful debts relating to these balances and no material expense has been recognised in the income statement in relation to bad or doubtful debts for the period ended 30 June 2026.

11. Events after the reporting period

There were no events after the reporting period that require disclosure.

Directors’ responsibility statement

The Directors confirm that to the best of their knowledge:

a.
the condensed set of financial statements, which has been prepared in accordance with the applicable set of accounting standards, gives a true and fair view of the assets, liabilities, financial position and profit or loss of the issuer, or the undertakings included in the consolidation as a whole as required by DTR 4.2.4R;
b.
the interim management report includes a fair review of the information required by DTR 4.2.7R; and
c.
the interim management report includes a fair review of the information required by DTR 4.2.8R.

The names and functions of the WPP plc Board can be found at: wpp.com/about/our-leadership/the-wpp-board

This responsibility statement is approved by the Board of Directors and is signed on its behalf by:

J Wilson
Chief Financial Officer
6 August 2026

Independent review report to WPP plc

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed WPP plc’s condensed consolidated interim financial statements (the “interim financial statements”) in the 2026 Interim Results of WPP plc for the six month period ended 30 June 2026 (the “period”).

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the IASB and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

The interim financial statements comprise:
●
the condensed consolidated interim balance sheet at 30 June 2026;
●
the condensed consolidated interim income statement for the period then ended;
●
the condensed consolidated interim statement of comprehensive income for the period then ended;
●
the condensed consolidated interim cash flow statement for the period then ended;
●
the condensed consolidated interim statement of changes in equity for the period then ended; and
●
the explanatory notes to the interim financial statements.

The interim financial statements included in the 2026 Interim Results of WPP plc have been prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" as issued by the IASB and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom (“ISRE (UK) 2410”). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the 2026 Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.

Independent review report to WPP plc

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The 2026 Interim Results, including the interim financial statements, are the responsibility of, and have been approved by the directors. The directors are responsible for preparing the 2026 Interim Results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. In preparing the 2026 Interim Results, including the interim financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the 2026 Interim Results based on our review. Our conclusion, including our conclusions relating to going concern, is based on procedures that are less extensive than audit procedures as described in the basis for conclusion paragraph of this report.

Use of this report

This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
London
6 August 2026

Appendix 2: Principal risks and uncertainties

The Board regularly reviews the principal and emerging risks and uncertainties affecting the Group, which were set out on pages 55–62 of the 2025 Annual Report and Accounts.

Several risks previously disclosed as stand-alone risks, such as sanctions and environmental, social and governance (ESG), are now embedded within broader risk categories to reflect their interconnected nature:

●
Sanctions risks are addressed within regulatory risk.

●
ESG risks are integrated across multiple principal risks, including strategic plan, client loss and concentration risks, recognising their ongoing importance to clients and their pervasive influence on strategy and long-term resilience.

Geopolitical tensions and the escalation of conflicts continue to have a destabilising effect on our markets and across geographic regions. The resulting adverse impact on the economic outlook continues to affect clients’ confidence in making both short and long-term investment decisions and commitments to marketing spend. Accordingly, these risks will be considered together to better reflect their interdependencies.

Appendix 3: Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Company’s current expectations or forecasts of future events.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for the Group’s products and services; changes in client advertising, marketing and corporate communications requirements; the Group’s inability to realise the future anticipated benefits of acquisitions; failure to realise the Group’s assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of conflicts; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of the Group’s clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in the Group’s business; risks related to the Group’s environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of the Group’s control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned ‘Risk Factors’ in the Company’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors at the time.

Appendix 4: Alternative performance measures for the period ended 30 June 2026

The Group presents alternative performance measures, including headline operating profit, headline operating profit margin, headline profit before interest and tax, headline profit before tax, headline earnings, headline basic and diluted EPS, headline EBITDA, revenue less pass-through costs, adjusted net debt and average adjusted net debt, adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow. These are used by management for internal performance analyses. The presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

In the calculation of headline measures, judgement is required by management in determining which items are considered to be large, unusual and non-recurring such that they are to be excluded.

The exclusion of certain adjusting items may result in headline measures being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included within headline measures. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group’s financial performance.

Reconciliation of revenue to revenue less pass-through costs:

£ million	Six months ended 30 June 2026	Six months ended 30 June 2025
Revenue	6,373	6,663
Media pass-through costs	(1,306)	(1,279)
Other pass-through costs	(322)	(358)
Revenue less pass-through costs	4,745	5,026

Reconciliation of revenue to revenue less pass-through costs by geographical area:

£ million	Six months ended 30 June 2026	Six months ended 30 June 2025 (restated)1
North America
Revenue	2,374	2,537
Media pass-through costs	(465)	(416)
Other pass-through costs	(117)	(155)
Revenue less pass-through costs	1,792	1,966

EMEA
Renue	2,609	2,650
Media pass-through costs	(514)	(493)
Other pass-through costs	(130)	(120)
Revenue less pass-through costs	1,965	2,037

APAC
Revenue	1,099	1,188
Media pass-through costs	(323)	(354)
Other pass-through costs	(75)	(90)
Revenue less pass-through costs	701	744

LATAM

Other pass-through costs	—	7
Revenue less pass-through costs	287	279
1 The Group’s geographical areas have been reorganised. Prior year comparatives have been restated to reflect these changes.

Reconciliation of profit before taxation to headline operating profit and headline PBIT:

£ million	Six months ended 30 June 2026	Margin	Six months ended 30 June 2025	Margin
Profit before taxation	106		98
Finance and investment income	(39)		(49)
Finance costs	174		178
Revaluation and retranslation of financial instruments	34		11
Profit before interest and taxation	275		238
Earnings from associates	(14)		(17)
Operating profit1	261	4.1%	221	3.3%
Goodwill impairment	—		116
Impairment of investments in associates	2		—
Property-related impairment charges	22		5
Amortisation and impairment of acquired intangible assets	26		32
Restructuring costs2	83		40
Losses/(gains) on disposal of investments and subsidiaries	4		(2)
Headline operating profit1	398	8.4%	412	8.2%
Headline earnings from associates	14		17
Headline PBIT	412	8.7%	429	8.5%
1Operating profit margin is calculated as operating profit as a percentage of revenue. Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs. Headline PBIT margin is calculated as headline PBT as a percentage of revenue less pass-through costs.
2Prior year comparative has been re-presented to include Property-related restructuring costs excluding impairment, that was previously presented separately.

Calculation of headline EBITDA:

£ million	Six months ended 30 June 2026	Six months ended 30 June 2025
Headline PBIT	412	429
Depreciation of property, plant and equipment	66	82
Amortisation of other intangible assets	24	20
Headline EBITDA (including depreciation of right-of-use assets)	502	531
Depreciation of right-of-use assets	98	101
Headline EBITDA	600	632

Headline EBITDA (including depreciation of right-of-use assets) is used in the Group’s key leverage metric (average adjusted net debt/headline EBITDA).

Reconciliation of profit before taxation to headline PBT and headline earnings:

£ million	Six months ended 30 June 2026	Six months ended 30 June 2025
Profit before taxation	106	98
Goodwill impairment	—	116
Impairment of investments in associates	2	—
Amortisation and impairment of acquired intangible assets	26	32
Property-related impairment charges	22	5
Restructuring costs1	83	40
Losses/(gains) on disposal of investments and subsidiaries	4	(2)
Revaluation and retranslation of financial instruments	34	11
Headline PBT	277	300
Headline tax charge	(93)	(55)
Non-controlling interests	(18)	(26)
Headline earnings	166	219
1 Prior year comparative has been re-presented to include Property-related restructuring costs excluding impairment, that was previously presented separately.

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

Calculation of headline net finance costs:

£ million	Six months ended 30 June 2026	Six months ended 30 June 2025
Finance and investment income	(39)	(49)
Finance costs	174	178
Headline net finance costs	135	129

Calculation of headline taxation:

£ million	Six months ended 30 June 2026	Six months ended 30 June 2025
Headline PBT	277	300
Tax charge	69	28
Tax credit relating to restructuring costs	25	10
Tax charge relating to disposal of investments and subsidiaries	(1)	—
Tax charge relating to gains on disposal of investments and subsidiaries in prior periods	(6)	—
Deferred tax impact of the amortisation of acquisition-related intangible assets and liabilities	5	5
Deferred tax relating to investments in associates	1	12
Headline tax charge	93	55
Headline tax rate	33.5%	18.3%

The headline tax rate as a percentage of headline PBT (that includes the share of headline results of associates) is 33.5% (2025: 18.3%).

Earnings from associates:

Management reviews the 'earnings from associates' by assessing the underlying component movements including 'share of profit before interest and taxation of associates', 'share of adjusting and other items for associates', 'share of interest and non-controlling interests of associates', and 'share of taxation of associates', which are derived from the income statements of the associate undertakings. Management applies consistent principles in determining items adjusted from headline profit, as with subsidiaries.

The following table is an analysis of 'earnings from associates' and underlying component movements:

£ million	Six months ended 30 June 2026	Six months ended 30 June 2025
Share of profit before interest and taxation	17	19
Share of adjusting and other items	—	—
Share of interest and non-controlling interests	2	3
Share of taxation	(5)	(5)
Earnings from associates	14	17
Less: share of adjusting and other items	—	—
Headline earnings from associates	14	17

Headline earnings per share:

The calculation of basic headline EPS is as follows:

£ million	Six months ended 30 June 2026	Six months ended 30 June 2025
Headline earnings (£ million)	166	219
Weighted average number of shares used in basic EPS calculation (million) (note 5)	1,077	1,077
Basic headline EPS	15.4p	20.3p

The calculation of diluted headline EPS is as follows:

£ million	Six months ended 30 June 2026	Six months ended 30 June 2025
Headline earnings (£ million)	166	219
Weighted average number of shares used in diluted EPS calculation (million) (note 5)	1,098	1,093
Diluted headline EPS	15.1p	20.0p

Adjusted net debt and average adjusted net debt:

Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group. Adjusted net debt is defined as cash and cash equivalents, bank overdrafts, current and non-current borrowings, derivative financial instruments hedging debt items, and excludes lease liabilities, contingent and deferred consideration liabilities in respect of the Group’s mergers and acquisitions activities.

£ million	30 June 20261	31 December 2025	30 June 2025
Cash and cash equivalents	2,363	2,694	1,437
Borrowings due within one year	(1,479)	(822)	(936)
Borrowings due after one year	(3,866)	(4,114)	(3,845)
Derivative financial instruments	47	75	83
Adjusted net debt	(2,935)	(2,167)	(3,261)
Average adjusted net debt	(3,304)	(3,404)	(3,383)

1The Group adopted the IFRS 9 amendments effective 1 January 2026. This increased cash and cash equivalents and reduced adjusted net debt by £180 million as at 1 January 2026. Refer to Note 1 Basis of preparation for further details. As at 30 June 2026, the impact of the amendments was that cash and cash equivalents were higher and adjusted net debt was lower by £125 million.

Average adjusted net debt represents the rolling 12-month average of the Group’s monthly adjusted net debt balances.

Average adjusted net debt to headline EBITDA ratio:

£ million	30 June 2026	31 December 2025	30 June 2025
Average adjusted net debt (12 month rolling)1	(3,304)	(3,404)	(3,383)
Headline EBITDA (including depreciation of right-of-use assets) (12 month rolling)	1,516	1,545	1,710
Average adjusted net debt to headline EBITDA ratio	2.18x	2.20x	1.98x
1 The 12-month rolling average adjusted net debt as at 30 June 2026 was £114 million lower, calculated by applying the IFRS 9 amendments for the period 1 July 2025 to 30 June 2026.

The average adjusted net debt and headline EBITDA (including depreciation of right-of-use assets) amounts used in the average adjusted net debt to headline EBITDA (including depreciation of right-of-use assets) ratio calculation above are for the 12 months ended 30 June 2026, 31 December 2025 and 30 June 2025 respectively.

Reconciliation of adjusted cash flow measures

The Group bases its internal cash flow objectives on adjusted operating cash flow, adjusted operating cash flow before working capital, adjusted free cash flow and adjusted net cash flow.

Reconciliation of operating cash flow, adjusted free cash flow and adjusted net cash flow:

£ million	Six months ended 30 June 2026	Six months ended 30 June 2025
Net cash outflow from operating activities	(660)	(1,036)
Corporation and overseas tax paid	120	168
Interest paid on lease liabilities	47	50
Other interest and similar charges paid	129	117
Interest received	(44)	(24)
Investment income	(6)	(5)
Dividends from associates	(26)	(15)
Contingent consideration liability payments recognised in operating activities	5	13
Cash used by operations	(435)	(732)
Purchase of property, plant and equipment	(34)	(42)
Purchase of intangible assets	(51)	(46)
Repayment of lease liabilities	(117)	(120)
Interest paid on lease liabilities	(47)	(50)
Investment income	6	5
IFRS 9 amendments impact to working capital	180	—
Adjusted operating cash flow	(498)	(985)
Corporation and overseas tax paid	(120)	(168)
Other interest and similar charges paid	(129)	(117)
Interest received	44	24
Dividends from associates	26	15
Contingent consideration liability payments	(14)	(15)
Dividends paid to non-controlling interests in subsidiary undertakings	(34)	(26)
Adjusted free cash flow	(725)	(1,272)
Net disposal proceeds	64	6
Net initial acquisition payments	(109)	(133)
Share purchases	(20)	(92)
Adjusted net cash flow	(790)	(1,491)

Reconciliation of adjusted operating cash flow before working capital:

£ million	Six months ended 30 June 2026	Six months ended 30 June 2025
Adjusted operating cash flow	(498)	(985)
Less movements in working capital and provisions:
Working capital outflow1	1,001	1,333
(Increase) / decrease in provisions	(14)	15
IFRS 9 amendments impact to working capital	(180)	—
Adjusted operating cash flow before working capital	309	363
1Prior-year comparatives have been re-presented to reflect the aggregation of movements in working capital, comprising trade receivables and accrued income, trade payables, other receivables and other payables.

Management believes adjusted operating cash flow is a target that can be translated into targets for operating business units that do not have direct control of items which influence adjusted free cash flow, such as the Group effective tax rate and leverage, and is meaningful to investors as a measure of the degree to which headline operating profit is converted into cash after the cost of leased operating assets, investment in capital expenditure, and working capital.

Reconciliation of adjusted cash flow measures (continued)

Adjusted operating cash flow before working capital is meaningful to investors because it excludes working capital movements which can be volatile around period ends.

Adjusted free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition-related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure).

Adjusted net cash flow is meaningful to investors because it is the measure of the Group’s funds available for debt repayment or to increase cash on hand after acquisition-related payments, dividends to shareholders and share repurchases. The purpose of presenting adjusted net cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure) and after acquisitions, dividend payments to shareholders and share repurchases.

Constant currency and ‘like-for-like’:
These condensed consolidated interim financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one period to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current period to that of prior periods.

Further details of the constant currency and like-for-like methods are outlined in the Glossary.

The following tables reconcile reported revenue growth for the three and six months ended 30 June 2026 and 2025, including like-for-like revenue growth for the same periods:

£ million
Revenue
Six months ended 30 June 2025 reported (H1)	6,663
Impact of exchange rate changes	(73)	(1.1)%
Impact of acquisitions and disposals	(7)	(0.1)%
Like-for-like growth	(210)	(3.2)%
Six months ended 30 June 2026 reported (H1)	6,373	(4.4)%

Constant currency and ‘like-for-like’ (continued):

£ million
Revenue
Three months ended 30 June 2025 reported (Q2)	3,420
Impact of exchange rate changes	7	0.2%
Impact of acquisitions and disposals	(5)	(0.2)%
Like-for-like growth	(79)	(2.3)%
Three months ended 30 June 2026 reported (Q2)	3,343	(2.3)%

The following tables reconcile revenue less pass-through costs growth for the three and six months ended 30 June 2026 and 2025, including like-for-like revenue less pass-through costs growth for the same periods:

£ million
Revenue less pass-through costs
Six months ended 30 June 2025 reported (H1)	5,026
Impact of exchange rate changes	(40)	(0.8)%
Impact of acquisitions and disposals	(3)	(0.1)%
Like-for-like growth	(238)	(4.7)%
Six months ended 30 June 2026 reported (H1)	4,745	(5.6)%

£ million
Revenue less pass-through costs
Three months ended 30 June 2025 reported (Q2)	2,544
Impact of exchange rate changes	16	0.6%
Impact of acquisitions and disposals	(3)	(0.1)%
Like-for-like growth	(72)	(2.8)%
Three months ended 30 June 2026 reported (Q2)	2,485	(2.3)%

The following table reconciles headline operating profit growth for the six months ended 30 June 2026 and 2025, including like-for-like headline operating profit growth for the same period:

£ million	Margin
Headline operating profit
Six months ended 30 June 2025 reported (H1)	8.2%	412
Impact of exchange rate changes		(7)	(1.7)%
Impact of acquisitions and disposals		4	1.0%
Like-for-like growth		(11)	(2.7)%
Six months ended 30 June 2026 reported (H1)	8.4%	398	(3.4)%

Glossary

Adjusted free cash flow
Adjusted free cash flow is calculated as cash used in/generated by operations plus dividends received from associates, interest received, investment income received, and share option proceeds, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities, interest paid on lease liabilities, contingent and deferred consideration liability payments and purchases of property, plant and equipment and purchases of intangible assets.

Adjusted net cash flow
Adjusted net cash flow is calculated as adjusted free cash flow (as defined above) plus disposal proceeds, less net initial acquisition payments, dividends and share purchases.

Adjusted net debt and average adjusted net debt
Adjusted net debt consists of cash and cash equivalents, bank overdrafts, current and non-current borrowings, derivative financial instruments hedging debt, and excludes lease liabilities, contingent consideration and deferred consideration liabilities in respect of the Group’s mergers and acquisitions activities. Average adjusted net debt represents the rolling 12 month average of the Group’s monthly adjusted net debt balances.

Adjusted operating cash flow
Adjusted operating cash flow is calculated as cash used in/generated by operations plus investment income received, and share option proceeds, less repayment of lease liabilities, interest paid on lease liabilities, and purchases of property, plant and equipment and purchases of intangible assets.

Adjusted operating cash flow before working capital
Adjusted operating cash flow before movement in trade receivables and accrued income, trade payables, other receivables, other payables and provisions.

Adjusting items
Adjusting items include gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, other impairment charges, impairment of investments in associates, amortisation and impairment of acquired intangible assets, restructuring costs, property-related restructuring costs, other transaction costs, legal provision charges/gains, revaluation and retranslation of financial instruments and share of adjusting and other items for associates.

Billings
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned.

Constant currency
The Group uses US dollar-based, constant currency models to measure performance across all jurisdictions. These are calculated by applying budgeted 2026 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.

Establishment costs
Establishment costs are costs directly related to the occupancy of the buildings utilised by WPP. These include the depreciation of right of use assets and leasehold improvements; and the costs of property taxes, utilities, maintenance and facilities management amongst others.

General and administrative costs
General and administrative costs include marketing costs, certain professional fees, and an allocation of other costs, including staff and establishment costs (defined above), based on the function of employees within the Group.

Headline costs
Headline costs comprise costs of services and general administrative costs excluding gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, other impairment charges, impairment of investments in associates, amortisation and impairment of acquired intangible assets, restructuring costs, property-related restructuring costs, other transaction costs, legal provision charges/gains, revaluation and retranslation of financial instruments and share of adjusting and other items for associates.

Headline earnings
Headline PBT less headline tax charge and headline non-controlling interests.

Headline earnings from associates
Earnings from associates, excluding share of adjusting and other items for associates.

Headline EBITDA
Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, impairment of investments in associates, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring costs, property-related restructuring costs, legal provision charges/gains and share of adjusting and other items for associates.

Headline net finance costs
Net finance costs (as defined below) excluding revaluation and retranslation of financial instruments.

Headline operating profit
Operating profit before gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, impairment of investments in associates, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring costs, property-related restructuring costs, other transaction costs, and legal provision charges/gains.

Headline operating profit margin
Headline operating profit margin is calculated as headline operating profit (defined above) as a percentage of revenue less pass-through costs.

Headline PBIT
Profit before net finance costs, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, impairment of investments in associates, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring costs, property-related restructuring costs, other transaction costs, and legal provision charges/gains and share of adjusting and other items for associates.

Headline PBT
Profit before taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, impairment of investments in associates, goodwill impairment, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring costs, property-related restructuring costs, other transaction costs, and legal provision charges/gains, share of adjusting and other items for associates, and revaluation and retranslation of financial instruments.

Headline tax charge
Taxation excluding tax/deferred tax relating to gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, acquisition-related intangible assets and liabilities, restructuring costs, property-related restructuring costs, investments in associates, other transaction costs and legal provision charges/gains.

Like-for-like
Like-for-like comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals.

Net finance costs
All costs related to interest expense on bank overdrafts, bonds, bank loans, lease liabilities, swaps and revaluation and retranslation of financial instruments less any interest income on cash surplus and investments.

Net working capital
The movement in net working capital consists of movements in trade receivables and accrued income, trade payables, other receivables, other payables and provisions per the analysis of cash flows in note 6.

Pass-through costs
Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings.

Revenue less pass-through costs
Revenue less pass-through costs is revenue less media and other pass-through costs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 06 August 2026.	By: ______________________
Balbir Kelly-Bisla
Company Secretary
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